Barbara L. Borden T: +1 858 550 6064 bordenbl@cooley.com	VIA EDGAR AND FEDEX

August 6, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Assistant Director

Re:	Horizon Pharma, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed July 28, 2014
File No. 001-35238

Vidara Therapeutics International Public Limited Company
Amendment No. 1 to Registration Statement on Form S-4
Filed July 28, 2014
File No. 333-197052

Dear Mr. Riedler:

On behalf of Horizon Pharma, Inc. (the “Company”), and Vidara Therapeutics International Public Limited Company (“Vidara”), this letter responds to the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 5, 2014 (the “Comment Letter”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A, as amended by Amendment No.1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), and Vidara’s Registration Statement on Form S-4, as amended by Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).

We have filed today with the Commission, via EDGAR, Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) and Vidara has filed Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In connection with this letter and the filing of the Amended Proxy Statement and Amended Registration Statement, we are sending to the Staff, by courier, courtesy copies of the Amended Proxy Statement and Amended Registration Statement marked to show changes from the Proxy Statement and Registration Statement, respectively.

The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. All page

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August 6, 2014

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references in the responses set forth below refer to pages of the Amended Proxy Statement and the Amended Registration Statement, as applicable.

Staff Comments and Company Responses

Background of the Transaction, page 38

1. We note your response to prior Comment 10 and reissue the comment. We continue to believe that the presentations provided by both JMP Securities, Horizon’s co-financial advisor in this transaction, and KPMG, Horizon’s tax advisor, would be considered reports, opinions, or appraisals materially related to the transaction which trigger the disclosure requirements of Item 1015(b) of Regulation M-A. As such, please revise your registration statement to provide the information required by Item 1015(b) of Regulation M-A with respect to the analyses provided by JMP Securities and KPMG. Please also file a copy of the materials underlying the analyses and file the consent of JMP Securities and KPMG to be named as an expert with respect to these analyses as required under Item 1016(c) of Regulation M-A and Item 21(c) of Regulation S-4.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised disclosures on pages 39, 43 and 50. Additionally, Horizon is submitting to the Staff for its review on a supplemental basis, a copy of the slides that were used by KPMG in its oral presentation to explain the restructuring steps to the Horizon board at its meeting on March 15, 2014. The Company confirms that the restructuring steps are set forth in Schedule 1 to the Merger Agreement and the material aspects of the restructuring are summarized in the Registration Statement.

Precedent Transaction Analysis, page 54

2. We note your response to prior Comment 21 and, specifically, your statement that no transactions meeting the criteria presented in the disclosure were excluded “in order to change the valuation generated by the analysis.” Please advise us as to whether any companies or transactions were excluded from the analysis and, if so, the reasons for making such exclusion.

Response: The Company and Vidara acknowledge the Staff’s comment. We supplementally advise the Staff that no companies or transactions meeting the selection criteria were excluded from the analysis.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

August 6, 2014

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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding these matters to me at (858) 550-6064 or Sean M. Clayton at (858) 550-6034.

Sincerely,

Cooley LLP

/s/ Barbara L. Borden

Barbara L. Borden

cc:	Lynda Kay Chandler
Sean M. Clayton
Timothy P. Walbert, Horizon Pharma, Inc.
Robert J. De Vaere, Horizon Pharma, Inc.
Paul Hoelscher, Horizon Pharma, Inc.
Virinder Nohria, M.D., Ph.D., Vidara Therapeutics International Public Limited Company
John Berkery, Mayer Brown LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM